Exhibit 2

Elbit Systems Ltd.
Credit Review | June 2018
(Non-official English Translation)
This credit review is a translation of a report that was written in Hebrew for a debt issued in Israel.
The binding version is the one in the origin language.

Contacts:
Liat Kadisch, CPA, Senior Team Leader – Secondary Rating Analyst
Liatk@midroog.co.il
Avi Ben-Noon, Head of Financial Institutions Sector – Primary Rating Analyst
avib@midroog.co.il
Sigal Issachar, VP – Head of Corporate Financing Sector
i.sigal@midroog.co.il

MIDROOG

Elbit Systems Ltd.

Series A	Aa1.il	Credit Review for Downgrade
Midroog has placed under review for downgrade (Credit Review) the debentures rating (Aa1.il) issued by Elbit Systems Ltd. ("the Company" or "Elbit"). Midroog estimates that the acquisition of the shares of IMI Systems Ltd. ("IMI transaction"), will lead to an increase in the Company's credit risk resulting from its assessment of an increase in the level of debt, debt leverage and a slowdown in the coverage ratios in the short to medium term. The Company's rating will be reviewed after the transaction is closed, taking into consideration, among other things, the IMI transaction structure and financing, the Company's business plan for IMI, and the assessment of Midroog regarding the expected time frame for reduction of the Company’s debt.
On June 19, 2018, Elbit Systems announced that the agreements reached between the Company and the Government of Israel (the "State") regarding the acquisition of the shares of IMI Systems Ltd. ("IMI") from the State, were approved by the Committee for the Tenders of the sale of the State's shares in IMI and by the Company's Board of Directors. According to the Company's announcement, the purchase price of IMI's shares will be approximately NIS 1.8 billion ($ 495 million), with an additional payment of approximately NIS 100 million ($ 27 million) contingent upon IMI meeting certain performance goals.
The financing of the transaction is expected to rely on an increase in the Company's financial debt alongside Seller's loan (e.g. deferred payments of part of the transaction price). Midroog also estimates an increase in the Company's liabilities related to IMI’s employees. Midroog estimates that following the acquisition, in the short and medium term, the transaction is expected to have a negative effect on Elbit Systems' credit risk, inter alia, due to the low profitability of the acquired company, the expected increase in the Company's financial debt and the erosion in the Company's coverage debt-coverage ratios. On the other hand, Midroog estimates that over time, the transaction may provide the Company with an opportunity to expand the mix of solutions it offers to its customers, to create marketing and operational synergies and to improve the profitability of the acquired company. Midroog also takes into account Elbit Systems' proven track record of successful large scale mergers and acquisitions. In addition to the IMI transaction, the Company reported earlier this year a deal for the acquisition of Universal Avionics Systems Corporation in the amount of about $ 120 million. The Universal transaction was completed during the second quarter of the year.
To date, the completion of the IMI transaction is subject to the receipt of the remaining applicable Governmental approvals and sign of the relevant documents which are assessed by Midroog to be of high probability. The effect of the transaction on the rating will be determined by Midroog only upon its completion and further clarification of its terms. As part of such process, Midroog will examine the financing plan for the transaction, the relocation plan for IMI's facilities as well as the Company's business plan for the acquired business. In addition, Midroog will estimate the period that will be required for the Company to scale down the expected post-closing debt based upon the expected free cash flow.

MIDROOG

Debentures outstanding which are rated by Midroog:

Debenture Series	Security ID	Rating	Rating Outlook	Final Maturity
A	1119635	Aa1.il	Credit review for downgrade	June 30, 2020
Company’s Profile
Elbit Systems Ltd. is a multinational Company based in Israel, engaged directly and through subsidiaries in development, manufacturing, integration and marketing of electronic warfare systems for military use in air, sea and land. The Company serves as prime contractor of solutions for armies and governments, as well as supplier of products and systems for leading manufacturers in the global defense industry.
The Company has 12,500 employees, most of them in Israel and the rest in subsidiaries around the world. The Company is (indirectly) 45.8% owned by Mr. Michael Federman and the remainder is owned by institutional investors and by the public. The Company CEO is Mr. Bezalel Machlis.
Rating History
Related Reports
Elbit Systems Ltd. – Monitoring Report – January 2017
Defense Companies – Methodology Report – February 2014
Midroog Rating Scales and Definitions
Relations and Holdings Table
The reports are published on the Midroog website at www.midroog.co.il

3	28/06/2018	Elbit Systems Ltd. – Credit Review

MIDROOG

General Information

Date of rating report:	June 28, 2018
Date of last revision of the rating:	January 4, 2018
Date of first publication of the rating:	May 13, 2010
Rating commissioned by:	Elbit Systems Ltd.
Rating paid for by:	Elbit Systems Ltd.
Information from the Issuer
Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

4	28/06/2018	Elbit Systems Ltd. – Credit Review

MIDROOG

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.
Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the bond ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the bond ranks in the lower end of that category, denoted by letters.

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MIDROOG

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6	28/06/2018	Elbit Systems Ltd. – Credit Review